UNICO, Inc.
Post Office Box 35
Farmington, NM   87499

January 13, 1996

Mr. Sanford Dean Greenberg
Chairman and CEO
Chatfield Dean & Co.
EXECUTION COPY
7935 E. Prentice Ave.
Greenwood Village, CO   80111


RE:    Letter of Intent to acquire all of the issued and outstanding shares of stock of Chatfield Dean & Co., Inc. (A Colorado Corporation, composing all entities.)

Dear Mr. Greenberg:

      Unico, Inc., a New Mexico public corporation (Unico), subject to ratification by it's Board of Directors, hereby proposes to acquire all of the issued and outstanding shares of Common and Preferred Stock and Warrants of Chatfield Dean (Chad), under the following terms and conditions:

1.    Stock Exchange:
      Unico will acquire all of the issued and outstanding shares of Common Stock in Chad in exchange for 1,500,000 shares of Unico Common Stock and up to 1,160,000 class C Junior Convertible Preferred shares (the Class C Preferred), convertible one-to-one into Unico Common Stock, pursuant to the provisions of Sections 368 of the Internal Revenue Code in connection with tax free reorganizations. The Class C Preferred will be issued to the current holders of Chad Common Stock received pursuant to Chad's Employee Stock Bonus Plan. The shares will be issued pursuant to Section 4 (2) of the Securities Act of 1933, as amended, and under the provisions of applicable state law.

      Unico shall reserve up to 2,000,000 shares of Series A Preferred stock for the Chatfield private placement shareholders in its current placement of Series A Preferred Stock. Each Chad Preferred A Share shall receive 2.666 Shares of the new Unico Preferred A. The Series A Preferred stock will be convertible one-to-one into Common Stock of Unico. In addition, Unico will reserve up to $2,000,000 of Series B Preferred, and up to 200,000 $3.00 Warrants to be exchanged for the Series B Preferred of Chad and Chad outstanding Common Stock Purchase Warrants. The Series B Preferred will be identical in terms and conditions to the currently outstanding Chad Series B Preferred. Immediately after a merger, Unico will call a special shareholders meeting to increase the authorized number of Common shares to 20,000,000.

2.    Management:
      At the time of closing, the current Officers and Directors of Unico will resign except for Mr. William Hagler and the Directors designated by Chad will be elected to the Board of Directors of Unico. Unico will execute a new employement agreement with Mr. Hagler to be described in the Definitive Agreement.

3.    Definitive Agreement:
      This Letter of Intent is an indication of the parties' mutual intent to effect an acquisition by Unico of Chad, subject to the fulfillment of all of the terms and conditions set forth herein, the parties intend to enter into a Definitive Agreement setting forth all applicable terms and conditions of the acquisition with standard representations and warranties.

      Either party hereto may, without incurring any obligation or liability to the other party, terminate this Letter of Intent at any time prior to the signing of the Definitive Agreement. Any termination of the Letter of Intent, except by its own terms, must be in writing and mailed to the other party by first class U.S. Mail, at the addresses provided herein.

4.    Conditions Precedent:
      The acquisition of Chad by Unico proposed herein is subject to the following conditions:
      A.  The approval by the Board of Directors of Unico.
      B. The approval of the proposed acquisition and related transactions by the required majority of the shareholders of all of the issued and outstanding shares of Chad.
      C. Compliance with all applicable Federal and State securities and corporate laws.
      D. The delivery of such documents and information as are reasonably requested by each party of the other party.
      E. The execution of the Definitive Agreement containing all representations contained herein and other representations and warranties which are standard in similar transactions.

5.    Representations:
      A. Unico will be duly organized and in good standing in its state of organization with any and all applicable taxes paid for or reserved at the time of closing and agrees to increase the Board of Directors to seven if necessary.
      B. All share certificates of Unico issued to the shareholders of Chad will contain a "restricted legend" under rule 144 as promulgated under the Securities Act of 1933, as amended.
      C. All share certificates of Unico issued to the shareholders of Chad shall be fully paid and non-assessable.
      D. Unico agrees to register the Common Shares underlying the Series A Preferred Stock as soon as practical after the merger.
      E. Unico represents it is current in all filings required by the SEC and that, to the best of its knowledge, it is current in all filings required by state security laws and NASDAQ.
      F. It is the intention of both parties to divest certain current operating assets of Unico and to declare a special dividend of
          certain assets to the current Unico shareholders.     No
          liability associated with the divested assets will remain with Unico or Chad.
      G. Unico represents that currently it has 986,590 shares of Common Stock issued and outstanding and has no issued or outstanding Preferred Shares.

6.    Closing:
      Closing shall occur on or before March 31, 1996, or on such other date as the parties may agree. At closing, Chad shall deliver all applicable stock certificates and other records.

7.    News Releases and Communications:
      As soon as practical and by mutual agreement, after the date of the execution hereof, Unico and Chad will issue a Press Release to their shareholders, the financial community, and other interested parties, describing this Agreement and the proposed transactions. Unico will file any public documents as required by law.

8.    Conduct of Business:
      The parties hereto hereby agree to conduct their business in accordance with the usual and normal course of business heretofore conducted. Thus, there will be no material adverse change in the business of either company from the date hereof until the closing of this transaction and there will be no changes in either company's Articles of Incorporation or Bylaws.

9.    Responsibility for Costs:
      Each party hereto shall pay all of its own costs incurred in conjunction with the proposed transaction(s).

10.   Termination:
      This Letter of Intent shall automatically terminate ten (10) days after it is provided to Chad, unless accepted by Chad. After acceptance by Chad it shall terminate on February 28th, 1996, unless extended by mutual written agreement of the parties hereto. Upon termination, neither party shall have any further obligation to the other under the terms and conditions of the Agreement.

11.   Addresses:
      Any notices pertaining to the content of this Letter of Intent shall be sent by first class mail (US) to the following addresses for the parties hereto:

      Chatfield Dean & Co.                         UNICO, Inc.
      7935 East Prentice, Suite 200                Post Office Box 35
      Greenwood Village, CO   80111                Farmington, NM   87499
      Attn: David Graven, Esq.                     Attn: William Hagler

12.   Domicile/Law:
      This Letter of Intent shall be deemed to exist under and be subject to the laws of the state of Colorado.

      This Letter of Intent sets forth the understanding of the proposed conditions of the contemplated transaction(s), and is not a binding agreement on either party. If it represents your understanding of the terms and conditions of our agreement, please indicate by signing below.

Sincerely,



William Hagler
William Hagler, CEO
UNICO, Inc.



Agreed and accepted by:

Chatfield Dean & Co., Inc.




Stanford D. Greenberg
Sanford D. Greenberg
Chairman and CEO